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Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-227497
October 18, 2018

NIU TECHNOLOGIES

        Niu Technologies, or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (1) Credit Suisse Securities (USA) LLC, Attention: Prospectus Department at 11 Madison Avenue, New York, NY 10010-3629, United States of America, or by calling 1-800-221-1037, or by email at newyork.prospectus@credit-suisse.com; or (2) Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, United States of America, or by calling 1-800-831-9146. You may also access the company's most recent prospectus dated October 18, 2018, which is included in Amendment No. 4 to the Company's registration statement on Form F-1, as filed with the SEC via EDGAR on October 18, 2018, or Amendment No. 4, by visiting EDGAR on the SEC website at https://www.sec.gov/Archives/edgar/data/1744781/000104746918006757/a2236929zf-1a.htm.

        This free writing prospectus reflects the following amendments that were made in Amendments No. 3 and No. 4. All references to page numbers are to page numbers in Amendment No. 4.

        (1)   Amend the Nasdaq listing application status on the second cover page and pages 10, 48, 190, 196 and 200 as follows:

        The ADSs have been approved for listing on the Nasdaq Global Market.

        (2)   Amend the third paragraph on page 57 as follows:

        The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, the federal or state courts in the City of New York have non-exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

        (3)   Amend the second paragraph on page 189 as follows:

        No disclaimer of any Securities Act or Exchange Act liability is intended by any provision of the deposit agreement, in each case to the extent established under applicable U.S. laws.

        (4)   Amend the estimated offering expenses on the seventh paragraph on page 199 as follows:

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$4.8 million. We have agreed to reimburse the underwriters for certain out-of-pocket costs and expenses of the underwriters.

        (5)   Amend expenses table on page 210 as follows:

 EXPENSES RELATED TO THIS OFFERING

SEC Registration Fee	US$	18,675
FINRA Filing Fee		18,397
Nasdaq Market Entry and Listing Fee		125,000
Printing and Engraving Expenses		555,909
Legal Fees and Expenses		1,739,545
Accounting Fees and Expenses		990,000
Miscellaneous		1,377,474

Total	US$	4,825,000

Decrease in the estimated initial public offering price range

        The estimated initial public offering price range, as stated in the preliminary prospectus dated October 9, 2018, was between US$10.50 and US$12.50 per ADS. The estimated initial public offering price range has now been changed to between $9.00 and $10.00 per ADS.

        In light of the above change, we have revised the disclosures that are contingent on the estimated initial public offering price range in Amendment No. 4 to the Company's registration statement on Form F-1 filed with the SEC on October 9, 2018. Set forth below are the revised (1) prospectus front cover page; (2) the paragraphs titled "Offering price", "Use of proceeds" and "Indication of interest" under the "Prospectus Summary—The Offering" section on pages 8 and 9; (3) the risk factor titled "Participation in this offering by our existing shareholder would reduce the available public float for our ADSs." and "Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution." in the "Risk Factors" section on page 50 and 51; (4) the "Use of Proceeds" section on page 61; (5) the "Capitalization" section on pages 63 and 64; (6) the "Dilution" section on pages 65 and 66; and (7) the last paragraph under the "Underwriting" section on page 210.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(2)(3)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee(4)

Class A Ordinary Shares par value US$0.0001 per share(1)	19,090,000	US$5.00	US$95,450,000	US$11,568.54

        We are offering 8,300,000 American depositary shares, or ADSs. We anticipate the initial public offering price per ADS will be between US$9.00 and US$10.00.

        GGV Capital Select L.P., one of our principal shareholders, has indicated an interest in purchasing up to US$10.0 million worth of the ADSs being offered in this offering at the initial public offering price. Assuming an initial public offering price of US$9.50 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by GGV would be up to 1,052,632 ADSs, representing approximately 12.7% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. However, because the indication of interest is not a binding agreement or commitment to purchase, the underwriters could determine to sell more, fewer or no ADSs to GGV, and GGV could determine to purchase more, fewer or no ADSs in this offering. For additional information, see "Underwriting."

 PROSPECTUS SUMMARY
The Offering

Offering price	We currently estimate that the initial public offering price will be between US$9.00 and US$10.00 per ADS.
Use of proceeds

We expect that we will receive net proceeds of approximately US$68.5 million from this offering or approximately US$79.5 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of US$9.50 per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Indication of Interest

GGV Capital Select L.P., one of our principal shareholders, has indicated an interest in purchasing up to US$10.0 million worth of the ADSs being offered in this offering at the initial public offering price. Based on this indication of interest, assuming an initial public offering price of US$9.50 per ADS, which is the mid-point of the estimated offering price range, GGV would purchase 1,052,632 ADSs, representing approximately 12.7% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. However, because the indication of interest is not a binding agreement or commitment to purchase, the underwriters could determine to sell more, fewer or no ADSs to GGV, and GGV could determine to purchase more, fewer or no ADSs in this offering. See "Underwriting."

 RISK FACTORS

Participation in this offering by our existing shareholder would reduce the available public float for our ADSs.

        GGV Capital Select L.P., one of our principal shareholders has indicated an interest in purchasing up to US$10.0 million worth of the ADSs being offered in this offering at the initial public offering price. Assuming an initial public offering price of US$9.50 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by this shareholder would be up to 1,052,632 ADSs, representing approximately 12.7% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. If such shareholder is allocated all or a portion of the ADSs in which it has indicated an interest in this offering and purchase any such ADSs, such purchase may reduce the available public float for our ADSs. As a result, any purchase of our ADSs by the existing shareholder in this offering may reduce the liquidity of our ADSs relative to what it would have been had these ADSs been purchased by other investors.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$8.02 per ADS (assuming that no outstanding options to acquire Class A ordinary shares are exercised). This number represents the difference between (i) our pro forma net tangible book value per ADS of US$1.46 as of June 30, 2018, after giving effect to this offering and (ii) the assumed initial public offering price of US$9.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. See "Dilution" for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$68.5 million, or approximately US$79.5 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$9.50 per ADS, which is the midpoint of the price range shown on the front page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$9.50 per ADS would increase (decrease) the net proceeds to us from this offering by US$7.7 million, assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

        The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering as follows:

  •
  approximately US$24.0 million for upgrade and expansion of manufacturing facilities;

  •
  approximately US$24.0 million for research and development;

  •
  approximately US$12.0 million for distribution network expansion; and

 CAPITALIZATION

  •
  on a pro forma as adjusted basis to reflect (i) the automatic re-designation and conversion of 6,615,000 ordinary shares held by ELLY Holdings Limited and 14,027,020 ordinary shares held by Niu Holding Inc. into 20,642,020 Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (ii) the automatic re-designation or conversion, as the case may be, of all of our remaining 114,032,038 shares into 114,032,038 Class A ordinary shares on a one-for-one basis upon the completion of this offering, and (iii) the sale of 16,600,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$9.50 per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option, with net proceeds of US$68,509,000 to us.

	As of June 30, 2018
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands of RMB)(3)
Mezzanine equity
Series A-1 Redeemable Convertible Preferred Shares (US$0.0001 par value, 16,666,667 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis.)	132,332	—	—
Series A-2 Redeemable Convertible Preferred Shares (US$0.0001 par value, 3,608,247 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis.)	39,700	—	—
Series A-3 Redeemable Convertible Preferred Shares (US$0.0001 par value, 15,122,765 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis.)	258,152	—	—
Series B Redeemable Convertible Preferred Shares (US$0.0001 par value, 5,641,571 shares authorized, 5,137,859 issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis.)	168,723	—	—

Total mezzanine equity	598,907	—	—

Shareholders' (deficit)/equity:
Ordinary Shares (US$0.0001 par value, 428,960,750 shares authorized 64,138,520 shares issued and outstanding on an actual basis, and none outstanding on a pro forma basis or a pro forma as adjusted basis.)	40	—	—
Series Seed Convertible Preferred Shares (US$0.0001 par value, 30,000,000 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis.)	18	—	—
Class A ordinary shares (par value of US$0.0001 per share; none authorized, issued and outstanding on an actual basis, 4,900,000,000 shares authorized, 114,032,038 shares issued and outstanding on a pro forma basis; 4,900,000,000 shares authorized, 130,632,038 shares issued and outstanding on a pro forma as adjusted basis)	—	75	86
Class B ordinary shares (par value of US$0.0001 per share; none authorized, issued and outstanding on an actual basis, 50,000,000 shares authorized, 20,642,020 shares issued and outstanding on a pro forma basis and on a pro forma as adjusted basis)	—	14	14
Additional paid-in capital(2)	674,213	1,273,089	1,726,409
Accumulated other comprehensive loss	(1,151)	(1,151)	(1,151)
Accumulated deficit	(1,090,228)	(1,090,228)	(1,090,228)

Total shareholders' (deficit)/equity(2)	(417,108)	181,799	635,130

Total mezzanine equity and shareholders' (deficit)/equity(2)	181,799	181,799	635,130

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders' (deficit)/equity and total mezzanine equity and shareholders' (deficit)/equity following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
A US$1.00 increase (decrease) in the assumed initial public offering price of US$9.50 per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders' (deficit)/equity, and total mezzanine equity and shareholders' (deficit)/equity by US$7.7 million.

(3)
The pro forma and pro forma as adjusted equity securities are reflected using a rate of RMB6.6171 to US$1.00, the exchange rate in effect as of the end of June 2018.

 DILUTION

        Our net tangible book value as of June 30, 2018 was approximately negative US$64.3 million, or negative US$1.00 per ordinary share as of that date and negative US$2.00 per ADS. Net tangible book value represents the amount of our total consolidated assets, minus the amount of intangible assets, total consolidated liabilities and mezzanine equity. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$9.50 per ADS, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in net tangible book value after June 30, 2018, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$9.50 per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2018 would have been US$94.7 million, or US$0.63 per ordinary share and US$1.26 per ADS. This represents an immediate increase in net tangible book value of US$0.44 per ordinary share and US$0.88 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$4.12 per ordinary share and US$8.24 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	4.75	US$	9.50
Net tangible book value as of June 30, 2018	US$	(1.00)	US$	(2.00)
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	0.19	US$	0.38
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$	0.63	US$	1.26
Amount of dilution in net tangible book value to new investors in this offering	US$	4.12	US$	8.24

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$9.50 per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$7.7 million the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.05 per ordinary share and US$0.10 per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.45 per ordinary share and US$0.90 per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased
			Total Consideration			Average Price Per Ordinary Share
								Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	134,674,058	89%	US$	83,449,588	51%	US$	0.62	US$	1.24
New investors	16,600,000	11%	US$	78,850,000	49%	US$	4.75	US$	9.50

Total	151,274,058	100%	US$	162,299,588	100.0%

 UNDERWRITING

        GGV Capital Select L.P., one of our principal shareholders, has indicated an interest in purchasing up to US$10.0 million worth of the ADSs being offered in this offering at the initial public offering price. Assuming an initial public offering price of US$9.50 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by the existing shareholder would be up to 1,052,632 ADSs, representing approximately 12.7% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. However, because the indication of interest is not a binding agreement or commitment to purchase, the underwriters could determine to sell more, fewer or no ADSs to the potential purchaser, and the potential purchaser could determine to purchase more, fewer or no ADSs in this offering. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by the potential purchaser as they will on any other ADSs sold to the public in this offering.

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NIU TECHNOLOGIES
EXPENSES RELATED TO THIS OFFERING
PROSPECTUS SUMMARY The Offering
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
DILUTION
UNDERWRITING